UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 3, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 3, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for July 2015

Mumbai, August 3, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for July 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		July 2014	July 2015	July 2014	July 2015	July 2014	July 2015
Micro	NANO	905	2192	875	2120	50	30
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	4767	8643	5733	6400	122	186
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	243	0	144	0	74	12
UV1	SUMO	1064	638	1257	731	45	57
UV2	SAFARI, SUMO GRANDE, MOVUS	960	1294	902	1047	32	15
UV3	ARIA, XENON	197	16	206	37	44	0
V1	VENTURE	75	49	99	54	0	0
V2	ACE MAGIC, MAGIC IRIS	3435	2887	2976	2263	11	39
N1- A1	ACE, ACE EX, ACE Zip	10492	7766	8889	5814	898	1162
N1- A2	Super ACE, TATA207, XENON, Winger DV	2502	2904	1673	1831	943	1395
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	355	384	303	335	48	2
M2- A2	Winger 14 seats, SFC407, CityRide	306	182	345	280	44	32
N2- A1	SFC407, LPT407	937	872	1052	1237	39	137
N2- A2	SFC709, LPT709	969	994	255	217	190	130
N2- A3	LPT9109	668	377	245	383	151	158
N2- A4	LPT1109	234	465	948	856	33	180
M3- A2	LP709, SFC410, LP410	852	674	871	902	241	183
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	637	308	646	688	3	41
M3- C2	LPO1512, LPO1612, Starbus, Divo	1070	875	502	672	231	277
N3- A1	LPT1613, LPK1616, SK1613	2392	3104	1492	1747	817	523
N3- B1(a)	LPT2518, LPK2518	2116	2624	2064	2563	285	306
N3- B1(b)	LPT3118	2670	2606	2275	2755	17	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	572	601	427	590	2	165
N3-B2(d)	LPS4018, LPS4023	1105	1424	1121	1378	38	42
N3- B2(e)	LPS4928	78	220	5	176	5	6

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	190	375	162	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.